================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                                (AMENDMENT NO.1)*

                                 MICROMET, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   13738Y 10 7
                                 (CUSIP Number)

                                 JOHN COSTANTINO
                                 NGN CAPITAL LLC
                         369 LEXINGTON AVE., 17TH FLOOR
                        NEW YORK, NY 10017 (212) 972-0077
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 22, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

---------------------                   ---                    -----------------
CUSIP NO. 13738Y 10 7                   13D                    PAGE 2 OF 8 PAGES
---------------------                   ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
                                0
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY                        2,139,380
EACH REPORTING
PERSON              ------------------------------------------------------------
WITH                 9          SOLE DISPOSITIVE POWER
                                0
                    ------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                2,139,380
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,139,380
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

---------------------                   ---                    -----------------
CUSIP NO. 13738Y 10 7                   13D                    PAGE 3 OF 8 PAGES
---------------------                   ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN BioMed I, GP, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073886
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
                                0
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY                        2,139,380
EACH REPORTING
PERSON              ------------------------------------------------------------
WITH                 9          SOLE DISPOSITIVE POWER
                                0
                    ------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                2,139,380
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,139,380
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

---------------------                   ---                    -----------------
CUSIP NO. 13738Y 10 7                   13D                    PAGE 4 OF 8 PAGES
---------------------                   ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
                                0
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY                        1,546,663
EACH REPORTING
PERSON              ------------------------------------------------------------
WITH                 9          SOLE DISPOSITIVE POWER
                                0
                    ------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                1,546,663
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,546,663
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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CUSIP NO. 13738Y 10 7                   13D                    PAGE 5 OF 8 PAGES
---------------------                   ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-0116564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER
                                0
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY         8          SHARED VOTING POWER
OWNED BY                        3,686,043
EACH REPORTING
PERSON              ------------------------------------------------------------
WITH                 9          SOLE DISPOSITIVE POWER
                                0
                    ------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER
                                3,686,043
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,686,043
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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CUSIP NO. 13738Y 10 7                   13D                    PAGE 6 OF 8 PAGES
---------------------                   ---                    -----------------

Item 1. Security and Issuer
---------------------------
This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 3, 2006, and relates to the Common Stock, par value $0.00004 per share ("Common Stock"), of Micromet, Inc., a corporation incorporated under the laws of the State of Delaware ("Micromet," the "Company," or the "Issuer"). The principal executive office of the Issuer is located at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.


Item 2. Identity and Background
-------------------------------
(a) This Amendment No. 1 is being filed by (1) NGN Biomed Opportunity I, L.P. ("NGN Biomed Opportunity I"); (2) NGN BioMed I, GP, L.P. ("NGN GP") which is the sole general partner of NGN Biomed Opportunity I; (3) NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG ("NGN Biomed Opportunity I GmbH"); and (4) NGN Capital LLC ("NGN Capital"), which is the sole general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The residence or business address of each of the Reporting Persons is as follows:

NGN Biomed Opportunity I is located at 200 Greenwich Ave, Greenwich, CT 06830. NGN GP is located at 200 Greenwich Ave, Greenwich, CT 06830. NGN Biomed Opportunity I GmbH is located at Bergheimer Str. 89A, 69115 Heidelberg, Germany. NGN Capital is located at 369 Lexington Avenue, 17th Floor, New York, New York 10017.

(c) The principal business of NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH is investing in securities and other investment instruments. The principal business of NGN GP is to act as general partner of NGN Biomed Opportunity I. The principal business of NGN Capital is to act as the general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NGN Biomed Opportunity I and NGN GP are Delaware limited partnerships. NGN Biomed Opportunity I GmbH is a German limited liability partnership. NGN Capital is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------
On June 22, 2007 pursuant to that certain Securities Purchase Agreement dated as of June 19, 2007 by and among the Issuer, the NGN Biomed Entities and the investors set forth therein (the "2007 Securities Purchase Agreement"), NGN Biomed Opportunity I acquired 527,157 shares of Common Stock of the Issuer and a common stock purchase warrant ("Warrant") to purchase 263,579 shares of Common Stock of the Issuer for a total purchase price of $1,450,999.64. The working capital of NGN Biomed Opportunity I was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

On June 22, 2007 pursuant to the 2007 Securities Purchase Agreement, NGN Biomed Opportunity I GmbH acquired 381,108 shares of Common Stock of the Issuer and a Warrant to purchase 190,554 shares of Common Stock of the Issuer for a total purchase price of $1,048,999.77. The working capital of NGN Biomed Opportunity I GmbH was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction
------------------------------
The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, or options or other derivative securities related to the shares of Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH (collectively, the "NGN Biomed Entities") acquired its respective shares of Common Stock pursuant to the 2007 Securities Purchase Agreement. The 2007 Securities Purchase Agreement provides for the purchase and sale of (i) an aggregate of 9,216,709 shares of Common Stock at a price per share of $2.69 and (ii) warrants to purchase up to an aggregate of 4,608,356 shares of Common Stock exercisable at a price of $0.125 per underlying share. The Warrants are exercisable at $3.09 per share at any time on or after the date that is 180 days after issuance and until the five-year anniversary of such issuance. The 2007 Securities Purchase Agreement includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing. Micromet has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Micromet in the 2007 Securities Purchase Agreement. The 2007 Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and at least 85% of the shares of Common Stock issued or issuable to each investor pursuant to the 2007 Stock Purchase Agreement.

---------------------                   ---                    -----------------
CUSIP NO. 13738Y 10 7                   13D                    PAGE 7 OF 8 PAGES
---------------------                   ---                    -----------------

COVENANTS

Micromet's affirmative covenants under the 2007 Securities Purchase Agreement include obligations related to listing, and maintenance of such listing, of its common stock on the New York Stock Exchange, Nasdaq Global Market, Nasdaq Capital Market or the American Stock Exchange (each an "Trading Market"); removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); and providing information required by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

REGISTRATION RIGHTS

Micromet has agreed, pursuant to that certain Registration Rights Agreement dated as of June 19, 2007 by and among the Issuer, the NGN Biomed Entities and the investors set forth therein (the "2007 Registration Rights Agreement"), to prepare and file within 30 days of June 19, 2007 (the "Filing Date") a registration statement with the Commission covering the resale of all of the shares of common stock issued pursuant to the Securities Purchase Agreement and upon exercise of the Warrants (the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule 415. Micromet shall use its best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 90th calendar day following June 19, 2007, or (ii) if the registration statement receives Commission review, the 150th calendar day after June 19, 2007 (the "Effectiveness Date"). The Company shall use its best efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) (the "Effectiveness Period").

Should an Event (as defined below) occur, then upon the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, the Company shall pay to each investor an amount in cash, as partial liquidated damages and not as a penalty, equal to one percent (1.5%) of the aggregate purchase price paid by each investor pursuant to the 2007 Securities Purchase Agreement for any unregistered Initial Shares (as defined below) then held by such investor; provided, however, that the total amount of such payments to each investor shall not exceed, when aggregated with all such payments paid to such investor, twelve percent (12%) of the aggregate purchase price paid by such investor pursuant to the 2007 Securities Purchase Agreement. Such payments to which an investor shall be entitled are referred to herein as "Event Payments." Any Event Payments shall apply on a pro rated basis for any portion of a month prior to the cure of an Event. In the event the Company fails to make Event Payments within seven days after the date payable, such Event Payments shall bear interest at the rate of eighteen percent (18.0%) per annum accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. All pro rated calculations made pursuant to this paragraph shall be based upon the actual number of days in such pro rated month. For such purposes, each of the following shall constitute an "Event": (i) the initial registration statement filed pursuant to the 2007 Registration Rights Agreement (the "Initial Registration Statement") is not filed on or prior to its Filing Date (if the Issuer files the Initial Registration Statement without affording the holders the opportunity to review and comment on the same as required by Section 3(a) of the 2007 Registration Rights Agreement, the Issuer shall be deemed to have not satisfied this clause
(i)), or (ii) the Issuer fails to file with the Commission a request for acceleration of a registration statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five trading days of the date that the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that such registration statement will not be "reviewed" or will not be subject to further review, or (iii) as to, in the aggregate among all holders on a pro-rata basis based on their purchase of the securities pursuant to the 2007 Securities Purchase Agreement, a registration statement registering for resale all of the Initial Shares is not declared effective by the Commission by the Effectiveness Date of the Initial Registration Statement, or (iv) after the effective date of a registration statement, such registration statement ceases for any reason to remain continuously effective as to all registrable securities included in such registration statement, or the holders are otherwise not permitted to utilize the prospectus therein to resell such registrable securities, for more than 10 consecutive calendar days or more than an aggregate of 15 calendar days (which need not be consecutive calendar days) during any 12-month period. "Initial Shares" means a number of registrable securities equal to the lesser of (i) the total number of registrable securities and (ii) one-third of the number of issued and outstanding shares of Common Stock that are held by non-affiliates of the Issuer on the day immediately prior to the Closing.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
(a) (b) As of the date of this Amendment No. 1, NGN Biomed Opportunity I is the record holder of 1,816,935 shares of Common Stock and Warrants to purchase 586,024 shares of Common Stock (the "NGN Biomed Opportunity I Shares") and NGN Biomed Opportunity I GmbH is the record holder of 1,313,552 shares of Common Stock and Warrants to purchase 423,665 shares of Common Stock (the "NGN Biomed Opportunity I GmbH Shares"). As sole general partner of NGN Biomed Opportunity I, NGN GP, along with NGN Capital as the sole general partner of NGN GP, may be deemed to beneficially own the NGN Biomed Opportunity I Shares. As the sole managing limited partner of NGN Biomed Opportunity I GmbH, NGN Capital may be deemed to beneficially own the NGN Biomed Opportunity I GmbH Shares. By virtue of the relationship among NGN Biomed Opportunity I, NGN Biomed Opportunity I GmbH, NGN GP and NGN Capital, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the NGN Biomed Opportunity I Shares and the NGN Biomed Opportunity I GmbH Shares. As of the date of this Amendment No.1, NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH are prohibited from purchasing the shares of Common Stock issuable upon exercise of the Warrants because the Warrants prohibit the exercise of any portion of the Warrant to the extent that after giving effect to such issuance, the warrant holder (together with its affiliates, and any other person or entity acting as a group together with the warrant holder or any of the its affiliates), would beneficially own in excess 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. As a result of this prohibition, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote an aggregate of 3,130,487 shares of Common Stock and Warrants to

---------------------                   ---                    -----------------
CUSIP NO. 13738Y 10 7                   13D                    PAGE 8 OF 8 PAGES
---------------------                   ---                    -----------------

purchase 555,556 shares of Common Stock (together, the "Record Shares"). The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(J). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

The Record Shares represent approximately 8.9% of the Common Stock outstanding, based upon 31,504,065 shares of Common Stock reported by the Issuer to be outstanding as of April 30, 2007 in a Definitive Proxy Statement filed on April 30, 2007 and the issuance of the securities pursuant to the 2007 Securities Purchase Agreement.

       (c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

       (d) Not applicable.

       (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------
Except for the 2007 Securities Purchase Agreement, the Warrants and the transactions described in this Amendment No. 1 and the Securities Purchase Agreement, the Warrants and the transactions described in the Statement on
Schedule 13D filed with the Commission on August 3, 2006, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
----------------------------------------

Exhibit 1.     Agreement of Joint Filing

Exhibit 2. Securities Purchase Agreement, dated as of June 19, 2007, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on June 21, 2007.

Exhibit 3. Form of Common Stock Purchase Warrant, dated as of June 19, 2007, by and between Micromet, Inc. and each of the NGN Biomed Entities and incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on June 21, 2007 and exercisable for the number of shares as set forth below:

               NGN Biomed Opportunity I, L.P. - 263,579 shares of Common Stock NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG - 190,554 shares of Common Stock

---------------------                   ---
CUSIP NO. 13738Y 10 7                   13D
---------------------                   ---


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: July 2, 2007


NGN BIOMED OPPORTUNITY I, L.P.

By:       NGN Biomed I GP, L.P., its General Partner

By:       NGN Capital LLC, its General Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner


NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:       NGN Capital LLC, its Managing Limited Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner


NGN BIOMED I GP, L.P.

By:       NGN Capital LLC, its General Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner

NGN CAPITAL LLC

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner

                                    Exhibit 1
                                    ---------

                            AGREEMENT OF JOINT FILING
                            -------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Micromet, Inc.

EXECUTED this 2nd day of July, 2007.


NGN BIOMED OPPORTUNITY I, L.P.

By:       NGN Biomed I GP, L.P., its General Partner

By:       NGN Capital LLC, its General Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner


NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:       NGN Capital, LLC, its Managing Limited Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner


NGN BIOMED I GP, L.P.

By:       NGN Capital LLC, its General Partner

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner


NGN CAPITAL LLC

By:       /s/ William J. Gedale
          --------------------------
          William J. Gedale
          Member/Managing General Partner